

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via Email
Michael Berman
Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

> **Re:** **General Growth Properties, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-34948**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 1

1.   In future periodic Exchange Act reports, please explain how "mall productivity" is calculated.

Item 1A. Risk Factors, page 8

2.   In future periodic Exchange Act reports, please include a risk factor regarding the potential dilution that may be triggered upon an exercise of the warrant.

Liquidity Risks, page 17

3.   To the extent you have a material amount of debt, both secured and unsecured, maturing in the next 12 months, in future periodic Exchange Act reports, please quantify such amounts in your risk factor disclosure.

Item 2. Properties, page 20

4.   In future periodic Exchange Act reports, please include disclosure relating to leasing results for the reporting period, including the amount of space, the term and the average rent for new leases and renewed leases. Please also include disclosure about per square foot leasing costs, such as tenant improvement costs and leasing commissions.

5.   In future periodic Exchange Act reports, please include disclosure regarding leasing spreads on renewed leases.

Item 6. Selected Financial Data

Real Estate Property Net Operating Income, page 37

Real Estate Property Net Operating Income, page 37

6.   We note your disclosure that NOI provides a performance measure that reflects the revenues and expenses directly associated with owning and operating regional malls. We also note that "Property management and other costs" are excluded from the measure and that "other" revenues are included. Please provide us an analysis of the components of these line items and why you believe they are or are not, as the case may be, relevant to understanding the revenues and expenses directly associated with owning malls.

7.   In future periodic Exchange Act reports, please reconcile Real Estate Property Net Operating Income to Net loss attributable to common stockholders. Please refer to Item 10(e) of Regulation S-K.

Management's Discussion and Analysis, page 39

8.   Please tell us whether management considers period to period comparisons of "same store" results, such as same store NOI, to be a key indicator of performance. If not, please tell us what, if any, metrics management uses to measure the company's success at generating internal NOI or FFO growth.

Year Ended December 31, 2011 and 2010, page 42

9.   In future periodic Exchange Act reports, when discussing period to period comparisons of base minimum rents, please provide a more detailed discussion of the relative impact of changes in occupancy and changes in rent rates.

10.   Please confirm that you will reconcile Net operating income to Real Estate Property Net
        Operating Income or to Net loss attributable to common stockholders in future periodic
        Exchange Act reports. Additionally, please confirm that you will provide the applicable
        disclosures required by Item 10(e) of Regulation S-K.

11.   It does not appear that you have provided a statement disclosing the reasons why
        management believes that the presentation of Core NOI provides useful information to
        investors in accordance with Item 10(e) of Regulation S-K. Please confirm you will
        provide this information in future periodic Exchange Act reports.

Core NOI and Core FFO Reconciliation, page 55

12.   It does not appear that you have provided a statement disclosing the reasons why
        management believes that the presentation of Pro Rata Core NOI and Core FFO provide
        useful information to investors in accordance with Item 10(e) of Regulation S-K. Please
        confirm you will provide this information in future periodic Exchange Act reports.

Financial Statements

Notes to Consolidated Financial Statements

Note 8 Income Taxes, page F-38

13.   We note your table on page F-42. Please tell us the nature of the items within 'Gross
        decreases-other' for the period from January 1, 2010 through November 9, 2010.
        Further, please confirm that you will disclose this information in future periodic
        Exchange Act reports.

Note 13 Stock-Based Compensation Plans, page F-51

14.   We note that certain stock-based compensation became fully vested or was otherwise
        modified on the Effective Date. Please tell us how you accounted for these
        modifications. Within your response, please reference the authoritative accounting
        literature relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney Advisor, at 202-551-3386 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief